ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 25, 2019
Ms.Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF (the “Fund”)
File Nos. 333-179562 and 811-22668

Dear Ms.Brutlag:
This correspondence responds to the comment the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Proxy Statement for the Fund filed September 16, 2019 (SEC Accession No.0000894189-19-006251).
For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.
Comment 1.  Please confirm that everything required to be disclosed per Item 22 of Schedule 14A has been disclosed.
Response: The Trust so confirms.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary